UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          ----------------------------

                                    FORM CB

                          Tender Offer/Rights Offering
                               Notification Form

                          ----------------------------

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

   Securities Act Rule 801 (Rights Offering)................................ [ ]

   Securities Act Rule 802 (Exchange Offer)................................. [X}

   Exchange Act Rule 13e-4(h) (Issuer Tender Offer)......................... [ ]

   Exchange Act Rule 14d-1(c) (Third Party Tender Offer).................... [ ]

   Exchange Act Rule 14e-2(d) (Subject Company Response).................... [ ]

   Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

                        Mitsubishi Cable Industries, Ltd.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                                 Not Applicable
--------------------------------------------------------------------------------
      (Translation of Subject Company's Name into English (if applicable))

                                      Japan
--------------------------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)

                        Mitsubishi Materials Corporation
--------------------------------------------------------------------------------
                       (Name of Person(s) Furnishing Form)

                                  Common Stock
--------------------------------------------------------------------------------
                     (Title of Class of Subject Securities)

                                 Not Applicable
--------------------------------------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable))

                                Hideyuki Kushida,
          General Manager, Legal & Corporate Administration Department
              3-4-1, Marunouchi, Chiyoda-ku, Tokyo 100-8303, Japan
                                 +81-3-3216-1551
--------------------------------------------------------------------------------
       (Name, Address (including zip code) and Telephone Number (including area code) of Persons Authorized to Receive Notices and
                  Communications on Behalf of Subject Company)

                                November 27, 2009
--------------------------------------------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)

                   PART I-INFORMATION SENT TO SECURITY HOLDERS

Item 1.     Home Jurisdiction Documents.

            (a) Not applicable.

            (b) Not applicable.

Item 2.     Informational Legends.

            Included in Exhibit 1.

         PART II-INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

            (1) See the press release dated November 27, 2009 attached hereto as Exhibit 1.

            (2)   Not applicable.

            (3)   Not applicable.

                     PART III-CONSENT TO SERVICE OF PROCESS

            (1) Mitsubishi Materials Corporation is concurrently filing with the Commission a written irrevocable consent and power of attorney on Form F-X dated November 27, 2009.

            (2)   Not applicable.

                               PART IV-SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  By:    /s/ Akira Takeuchi
                                                         -----------------------
                                                  Name   Akira Takeuchi
                                                         -----------------------
                                                  Title: Managing Director
                                                         -----------------------
                                                  Dated: November 27, 2009
                                                         -----------------------

                                  Exhibit Index

Exhibit     Description

   1. English translation of press release, dated November 27, 2009 and submitted to the Tokyo Stock Exchange, Inc., announcing a share exchange agreement between Mitsubishi Materials Corporation and Mitsubishi Cable Industries, Ltd. to make Mitsubishi Cable Industries, Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.

                                    Exhibit 1

                         Financial Accounting Standards Foundation Member [LOGO]

                                                               November 27, 2009

              Company name:           Mitsubishi Materials Corporation
              Representative's name:  Akihiko Ide, President
              Securities Code No.:    5711
                                      First Section of the Tokyo Stock Exchange,
                                      First Section of Osaka Securities Exchange
              Contact:                Nobuyuki Suzuki, Manager,
                                      Corporate Communications & IR Dept.
                                      Tel: +81-3-5252-5206

              Company name:           Mitsubishi Cable Industries
              Representative's name:  Hisayoshi Honma, President & CEO
              Securities Code No.:    5804
                                      First Section of the Tokyo Stock Exchange,
              Contact:                Hideyuki Kushida, General Manager,
                                      Administrative Dept.
                                      Tel: +81-3-3216-1551

    Execution of Share Exchange Agreement and Conversion of Mitsubishi Cable Industries into a Wholly Owned Subsidiary of Mitsubishi Materials Corporation

      At meetings of the Boards of Directors of Mitsubishi Materials Corporation ("MMC") and Mitsubishi Cable Industries ("MCI") held today, resolutions were approved to convert MCI into a wholly owned subsidiary of MMC through a share exchange pursuant to a share exchange agreement, which was also executed today (the "Share Exchange").

      The share exchange agreement must be approved at an extraordinary general meeting of the shareholders of MCI scheduled for February 9, 2010, and the effective date of the Share Exchange is scheduled for March 12, 2010. In accordance with Article 796, Paragraph 3, of the Companies Act, MMC intends to conduct a simplified share exchange that will not require approval at a general meeting of its shareholders.

--------------------------------------------------------------------------------
This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
--------------------------------------------------------------------------------

In addition, it is expected that MCI's shares will be delisted on March 9, 2010, in advance of the Share Exchange effective date, which is scheduled for March 12, 2010. The last day of trading for MCI's shares is expected to be March 8, 2010.

1.    The Purpose of Creating a Wholly Owned Subsidiary through the Share
      Exchange

      Despite MCI's efforts to cultivate and strengthen its electronic and electrical distribution systems business and its instrumental components business as a part of its over all business structural reforms, these businesses saw a significant decline in profits due to the global recession caused by last year's turmoil in the U.S. financial markets, which in turn caused a sudden contraction in the automotive market. This has led to a continually difficult business environment for the electronic and electrical distribution systems business, which primarily serves the automotive industry. In response to this rapidly deteriorating business environment, MCI has pursued companywide cost savings and other initiatives in accordance with structural reforms of its electronic and electrical distribution systems business that were announced on February 10, 2009. Although some positive results have been achieved, in response to the unstable market environment, MCI has decided to drastically downsize its automotive wiring harness business, which constitutes the core of the electronic and electrical distribution systems business. In addition, MCI has decided to withdraw from businesses for which a recovery in profitability seems difficult, such as the general-purpose optical fiber cable business (the "Business Structural Reforms"). MCI will continue to pursue cost reductions while focusing its efforts on strengthening its ongoing businesses to ensure stable earnings and aim for further sustainable growth. However, early strengthening of its financial base is required, because MCI currently forecasts an extraordinary loss of
      (Y)4.0 billion as a result of the Business Structural Reforms.

      On the other hand, MMC is MCI's biggest shareholder, holding 36.5% of its issued shares. Over many years, MMC has built a close relationship with MCI through product development and sales of copper wire rods, which are used for cable. In addition, MMC has collaborated with MCI in the development of its strategic business by underwriting an MCI capital increase through a share issuance and by cooperating in the development of automotive electrical components. MMC believes that, amid growing efforts to realize a low-carbon society, the use of electricity as a form of green energy will increase and, as a result, the demand for higher quality copper products with superior conductivity and workability will grow.

      MMC and MCI considered various countermeasures for the above situation. As a result, both companies agreed on the urgent need to set up a management structure that enables MCI to make rapid business judgments without being distracted by its short-term performance, so that MCI can push forward with the Business Structural Reforms. Both companies concluded that converting MCI into a wholly owned subsidiary of MMC through a share exchange would be the best way to solve these issues from the perspective of swiftness and management flexibility of MCI.

      For MMC, the conversion of MCI into a wholly owned subsidiary will enable a flexible and expeditious reinforcement of MCI's financial base. In addition, while deepening the relationship between the two companies, it will enable the development and sales of new products to meet diverse market needs by combining MCI's various technologies and its solid customer base with MMC's oxygen-free copper and alloy technologies, resulting in an overall strengthening of the MMC Group's copper business.

      Moreover, the conversion of MCI into a wholly owned subsidiary of MMC and the reinforcement of MCI's financial base will maintain the MMC Group's credit quality, while increasing the flexibility of its management to ensure the implementation of the Business Structural Reforms and enable MCI's further developments.

      As mentioned above, the conversion of MCI into a wholly owned subsidiary of MMC will enable the swift and certain implementation of MCI's Business Structural Reforms while contributing to the maximization of MMC's corporate value. Therefore, we have concluded that this is in the best interests of the shareholders, the employees, the customers and all other stakeholders of both companies.

2.    Share Exchange Summary

      (A) Share Exchange schedule

(1)   November 27, 2009             Board meeting for approval of share exchange
                                    agreement (both companies)

(2)   November 27, 2009             Share exchange agreement executed

(3)   November 30, 2009 (expected)  Announcement of the record date for the extraordinary general meeting of
                                    shareholders (MCI)

(4)   December 15, 2009 (expected)  Record date for extraordinary general meeting of (MCI)

(5)   February 9, 2010 (expected)   Extraordinary General Meeting of
                                    Shareholders to approve Share Exchange (MCI)

(6)   March 8, 2010 (expected)      Final day of share trading (MCI)

(7)   March 9, 2010 (expected)      Shares delisted (MCI)

(8)   March 12, 2010 (expected)     Share Exchange scheduled (effective date)

Notes:

1. MMC intends to conduct a simplified share exchange that does not require approval at a general meeting of its shareholders.

2. The date scheduled for the Share Exchange may change upon agreement of both companies.

      (B)   Share Exchange method

            The Share Exchange will make MCI a wholly owned subsidiary of MMC. In accordance with Article 796, Paragraph 3, of the Companies Act, MMC will conduct a simplified share exchange that does not require approval at a general meeting of its shareholders. Approval of the Share Exchange will take place at the MCI extraordinary general meeting of its shareholders scheduled for February 9, 2010. The effective date is scheduled for March 12, 2010.

      (C)   Allocation by share exchange

      ------------------------------------------------------------------------------------------
          Company              Mitsubishi Materials Corporation      Mitsubishi Cable Industries
                                       (Parent company)               (Wholly owned subsidiary)
      ------------------------------------------------------------------------------------------
      Share exchange ratio                    1                                0.32
      ------------------------------------------------------------------------------------------

      Notes:

      1.    Share exchange allocation ratio

            0.32 shares of MMC common stock will be issued for each share of MCI common stock except for the 78,973,725 shares of MCI common stock currently held by MMC. Furthermore, the abovementioned share exchange ratio may be modified in the event of significant changes to the terms used in its calculation and upon agreement by both companies.

      2.    New shares issued in the Share Exchange

            It is expected that in the Share Exchange, 43,940,021 shares of MMC common stock will be allocated, which will consist of 35,940,021 shares (truncated) of newly issued common stock and 8,000,000 shares of MMC treasury stock (common stock). The number of shares allocated in the Share Exchange may be modified for such reasons as the cancellation of MCI's treasury stock. In addition, MCI plans to cancel all of its treasury stock (including those acquired through the appraisal remedy as a result of the exercise of appraisal right by dissenting shareholders in connection with the Share Exchange) by resolution at a meeting of the board of directors held by the day before the effective date of the Share Exchange.

      3.    Treatment of shares that make up less than a full trading unit

            The Share Exchange will result in some shareholders holding less than one full trading unit of MMC's shares. As at September 30, 2009, there were 19,431 shareholders holding at least one full trading unit of MCI shares and of these shareholders, about 70% held less than four units. Shareholders holding less than one full trading unit of MMC's shares will be unable to trade such shares on the stock exchanges.

            MMC considered the possibility of reducing the size of its trading unit, taking into consideration the unit price of MMC's shares, the number of MMC shareholders, the liquidity of MMC's shares on the stock exchanges, the adverse effect of a drastic decrease of the unit price, and so on. However, MMC has concluded not to reduce the size of the trading unit at this time, despite the fact that some shareholders will be unable to trade their shares on the stock exchanges as described above.

            MMC offers the following programs for shareholders who hold less than a trading unit of MMC shares.

            o     Program for buying back shares of less than a unit

            Pursuant to this program, based on Article 192, Paragraph 1 of the Companies Act, a shareholder holding less than a trading unit of MMC shares can request MMC to buy his or her shares that consist of less than a trading unit.

            o Program for additional purchase of shares to complete a trading unit

            This is a program where, based on Article 194, Paragraph 1 and the Articles of Incorporation of MMC, a shareholder holding less than a trading unit of MMC shares can request to buy a sufficient number of additional shares to make a full trading unit.

            Moreover, according to the Companies Act, MCI's shareholders can request MCI to buy their shares while dissenting from the Share Exchange at MCI's extraordinary general meeting of shareholders. However, if a purchase price is not agreed between such shareholder and the company, such shareholder must petition the court to set a price.

            MMC and MCI have concluded that, despite the situations described above, a Share Exchange is in the best interest of the stakeholders of both companies, including its shareholders, employees and customers, because it will enable MCI to accomplish quick and definitive business structural reforms, and it will enable the MMC Group to maximize corporate value.

      (D)   The treatment of MCI Share Warrants and Convertible Bonds

            MCI has not issued any share warrants or convertible bonds.

3.    The Basis for the Share Exchange Ratio Calculation

      (A)   The Basis for and Process of Calculation

            To ensure the fairness of the share exchange ratio calculation used for the Share Exchange, each company separately requested an independent third party to calculate the share exchange ratio. MMC commissioned Nomura Securities Co., Ltd. ("Nomura"), and MCI commissioned PwC Advisory Co., Ltd. ("PwC"), to calculate the share exchange ratio.

            Nomura used the average market stock price method to calculate the corporate value of MMC, because MMC's shares are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. In applying the average market stock price method, Nomura used the closing price of the calculation reference date of November 26, 2009 and the average closing prices of the one-week, one-month, three-month and six-month periods ended November 26, 2009.

            Nomura used the average market stock price method, because MCI's shares are listed on Tokyo Stock Exchange, and the discounted cash flow method ("DCF") to reflect future business activities, to calculate the corporate value of MCI. In applying the average market stock price method, Nomura used the closing price of the calculation reference date of November 26, 2009, and the average closing price of the one-week, one-month, three-month and six-month periods ended November 26, 2009.

            The share allocation of MMC common stock per share of MCI common stock as a result of each method is as follows:

            --------------------------------------------------------------------
                Calculation method        Share exchange ratio calculation range
            --------------------------------------------------------------------
            Average market stock price                 0.339-0.373
            --------------------------------------------------------------------
                       DCF                             0.263-0.341
            --------------------------------------------------------------------

            Nomura's share exchange ratio calculation was based on information provided by both companies as well as information disclosed to the general public, which it used as-is and assumed to be accurate and complete. No independent verification of the accuracy or completeness of these materials or information was conducted. Furthermore, in regard to the assets and liabilities (including contingent claims) of both companies and their subsidiaries and affiliated companies, Nomura did not conduct an independent valuation, appraisal or assessment, including any analysis or valuation of individual assets and liabilities, nor did it request a third party to provide an opinion or appraisal. Nomura's share exchange ratio calculation reflects information and economic conditions as of November 26, 2009. Nomura assumed that financial forecasts provided by both companies were made reasonably by the management of both companies based on their current best estimates and judgment.

            PwC used the average market stock price method to calculate the share exchange ratio for MMC, because MMC's shares are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. And PwC used the average market stock price method to calculate the share exchange ratio for MCI, because MCI's shares are listed on the Tokyo Stock Exchange. PwC also used the DCF method to reflect future business activities in the calculation of MCI's share exchange ratio. In applying the average stock price method, recent market transactions of both company's shares were incorporated into the calculation as the weighted average trading volume and average closing price of the two-week, one-month and three-month periods ended November 26, 2009.

            Share allocation of MMC common stock per share of MCI common stock as a result of each method is as follows:

            --------------------------------------------------------------------
                Calculation method        Share exchange ratio calculation range
            --------------------------------------------------------------------
            Average market stock price                 0.339-0.373
            --------------------------------------------------------------------
                       DCF                             0.305-0.443
            --------------------------------------------------------------------

            PwC's share exchange ratio calculation was based on information provided by both companies as well as information disclosed to the general public, which it used as-is and assumed to be accurate and complete. No independent verification of the accuracy or completeness of these materials or information was conducted. Furthermore, in regard to the assets and liabilities (including off-balance-sheet assets and liabilities and other contingent claims) of both companies and their subsidiaries and affiliated companies, PwC did not conduct independent valuation, appraisal or assessment, including analysis and valuation of individual assets and liabilities, nor did it request any third party to provide an opinion or appraisal. PwC assumed that financial forecasts provided by both companies were reasonably made by the management of both companies based on their current best estimates and judgment. PwC's share exchange ratio calculation reflects information and economic conditions as of November 26, 2009. Furthermore, MCI's business plan reflects revisions to its earnings forecast for the fiscal year ending March 31, 2010 (April 1, 2009 to March 31, 2010), announced on November 27, 2009.

            PwC's share exchange ratio calculation does not represent an opinion of the fairness regarding the share exchange ratio.

            MMC and MCI carefully considered, negotiated and discussed the share exchange ratio using the calculations submitted by the third parties as reference. As a result, both companies approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at each company's board meeting held on November 27, 2009, and both companies reached an agreement and executed the share exchange agreement on the same day.

            In the event of any significant changes to the bases for the calculations, the share exchange ratio may be modified by the agreement of both companies. Furthermore, MCI's business plan forecasts improved earnings as a result of significant downsizing of the automotive wiring harness business, although a temporary loss is forecasted.

      (B)   Relationship with calculating institutions

            Neither Nomura nor PwC has a relationship with MMC or MCI.

      (C)   Reason and forecast for delisting

            As a result of the Share Exchange, as of the expected effective date of March 12, 2010,

            MCI will become a wholly owned subsidiary of MMC. Therefore, in accordance with the Tokyo Stock Exchange delisting requirements, shares of MCI are scheduled to be delisted from the Tokyo Stock Exchange on March 9, 2010 (the final day of trading for MCI's shares is expected to be March 8, 2010). After delisting, MCI's shares will not be tradable on the Tokyo Stock Exchange.

      (D)   Measures to ensure fairness

            MMC holds 36.7% (including 0.2% held by its subsidiary) of the common stock issued by MCI. MMC and MCI took the following measures to ensure the fairness of the Share Exchange: (1) external specialists conducted due diligence and, (2) the share exchange ratio was calculated by third parties. (MMC did not obtain a fairness opinion from Nomura, and MCI did not obtain a fairness opinion from PwC.) Upon consideration of the results of above measures, both companies discussed and negotiated the share exchange ratio, and both companies approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at each company's board meeting held on November 27, 2009, and both companies reached an agreement and executed the share exchange agreement.

      (E)   Measures to avoid adverse interest

            There are no directors of MMC or MCI who also serve as a director of the other. Therefore neither MMC nor MCI have taken any particular measures to avoid adverse interests in approving the Share Exchange.

4. Profiles of the companies involved in the share exchange (As of September 30, 2009)

------------------------------------------------------------------------------------------------------------------------------
(1)      Name                    Mitsubishi Materials Corporation                  Mitsubishi Cable Industries
                                 (Parent company)                                  (Wholly owned subsidiary)
------------------------------------------------------------------------------------------------------------------------------
(2)      Head office             3-2, Otemachi 1-chome, Ohtemachi,                 4-1, Marunouchi 3-chome,
                                 Chiyoda-ku, Tokyo, Japan                          Marunouchi, Chiyoda-ku,
                                                                                   Tokyo, Japan
------------------------------------------------------------------------------------------------------------------------------
(3)      Representative          Akihiko Ide, President                            Hisayoshi Honma, President & CEO
------------------------------------------------------------------------------------------------------------------------------
(4)      Primary business        Manufacture and sales of cement and               Manufacture and sales of
                                 cement secondary products; smelting,              electric wires and cables,
                                 processing and sales of copper, gold,             automotive components, and
                                 silver and other metals; manufacture              rubber and plastic products
                                 and sales of cemented carbide and
                                 high-performance alloy products;
                                 manufacture and sales of electronic
                                 materials and components, electrical
                                 device products and polycrystalline
                                 silicon; manufacture and sales of
                                 aluminum beverage cans and milled
                                 aluminum products
------------------------------------------------------------------------------------------------------------------------------
(5)      Paid-in Capital         (Y)119,457 million                                (Y)19,278 million
------------------------------------------------------------------------------------------------------------------------------
(6)      Established             April 1, 1950                                     June 28, 1917
------------------------------------------------------------------------------------------------------------------------------
(7)      Shares outstanding      1,278,955,330                                     216,495,025
------------------------------------------------------------------------------------------------------------------------------
(8)      Fiscal year-end         March 31                                          March 31
------------------------------------------------------------------------------------------------------------------------------
(9)      Employees               19,841 (Consolidated basis)                       4,156 (Consolidated basis)
------------------------------------------------------------------------------------------------------------------------------
(10)     Major customers         Users in Japan and overseas                       Users in Japan and overseas in
                                 of the cement, copper, processed metals,          such industries as electrical
                                 electric components, electric                     machinery, instrumental component,
                                 materials, aluminum and                           telecommunications, electrical and
                                 other products                                    communications construction, automobile,
                                                                                   semiconductor and so on
------------------------------------------------------------------------------------------------------------------------------
(11)     Primary banks           The Bank of Tokyo-Mitsubishi UFJ, Ltd.            The Bank of Tokyo-Mitsubishi
                                 Mitsubishi UFJ Trust and Banking Corp.            UFJ, Ltd.
                                                                                   Mitsubishi UFJ Trust and
                                                                                   Banking Corp.
------------------------------------------------------------------------------------------------------------------------------
(12)     Major shareholders      Japan Trustee Services Bank, Ltd. 6.0%            Mitsubishi Materials Corporation 36.5%
                                 The Master Trust Bank of Japan, Ltd.  3.7%        The Bank of Tokyo-Mitsubishi UFJ, Ltd. 3.7%
                                 The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2.9%       Mitsubishi UFJ Trust and
                                                                                   Banking Corp. 2.9%
------------------------------------------------------------------------------------------------------------------------------
(13)     Intercompany            Capital                   MMC holds 36.5% of MCI common stock;
         relationships                                     MCI does not hold any MMC common stock.
------------------------------------------------------------------------------------------------------------------------------
                                 Personnel                 One MMC managing director serves as
                                                           an MCI statutory auditor.
------------------------------------------------------------------------------------------------------------------------------
                                 Transactions              MMC sells electrolytic copper, copper
                                                           wire rods and other materials to MCI.
------------------------------------------------------------------------------------------------------------------------------
                                 Relevant Relationship     MCI is an equity-method affiliate of MMC.
------------------------------------------------------------------------------------------------------------------------------

(14)          Three year management and financial summary

---------------------------------------------------------------------------------------------------------------------
(Millions of yen unless          Mitsubishi Materials Corporation             Mitsubishi Cable Industries
otherwise indicated)             (Parent company)                             (Wholly owned subsidiary)
                                 (Consolidated)                               (Consolidated)
---------------------------------------------------------------------------------------------------------------------
Fiscal year-end                  March 31,      March 31,      March 31,      March 31,      March 31,      March 31,
                                 2007           2008           2009           2007           2008           2009
---------------------------------------------------------------------------------------------------------------------
Consolidated net assets          481,970        520,289        421,934        30,109         27,863         6,645
---------------------------------------------------------------------------------------------------------------------
Consolidated total assets        1,773,899      1,856,276      1,732,003      121,584        113,782        81,693
---------------------------------------------------------------------------------------------------------------------
Consolidated net assets per      329.35         362.45         287.44         136.94         126.17         28.80
share (Yen)
---------------------------------------------------------------------------------------------------------------------
Consolidated nets sales          1,452,108      1,659,286      1,424,114      94,833         108,251        89,412
---------------------------------------------------------------------------------------------------------------------
Consolidated operating           78,758         100,146        35,134         892            1,340          (4,706)
income (loss)
---------------------------------------------------------------------------------------------------------------------
Consolidated ordinary            107,188        135,984        40,046         581            878            (6,619)
income (loss)
---------------------------------------------------------------------------------------------------------------------
Consolidated net income          71,382         74,268         6,106          418            588            (17,640)
(loss)
---------------------------------------------------------------------------------------------------------------------
Consolidated net income          60.33          59.14          4.81           1.98           2.72           (81.57)
(loss) per share (Yen)
---------------------------------------------------------------------------------------------------------------------
Cash dividends per share         6.0            8.0            4.0            2.0            2.0            --
(Yen)
---------------------------------------------------------------------------------------------------------------------

5.    Profile after share exchange

-------------------------------------------------------------------------------------------------------
(1)      Business name           Mitsubishi Materials Corporation
-------------------------------------------------------------------------------------------------------
(2)      Primary business        Manufacture and sales of cement and cement secondary products;
                                 smelting, processing and sales of copper, gold, silver and other metals; manufacture and sales of cemented carbide and high-performance alloy products; manufacture and sales of electronic materials and components, electrical device products and polycrystalline silicon;
                                 manufacture and sales of aluminum beverage cans and milled aluminum products
-------------------------------------------------------------------------------------------------------
(3)      Head office             3-2, Otemachi 1-chome, Otemachi, Chiyoda-ku, Tokyo, Japan
-------------------------------------------------------------------------------------------------------
(4)      Representative          Akihiko Ide, President
-------------------------------------------------------------------------------------------------------
(5)      Paid-in Capital         (Y)119,457 million
-------------------------------------------------------------------------------------------------------
(6)      Total assets            Not determined at present
-------------------------------------------------------------------------------------------------------
(7)      Net assets              Not determined at present
-------------------------------------------------------------------------------------------------------
(8)      Fiscal year-end         March 31
-------------------------------------------------------------------------------------------------------

6.    Outline of accounting treatment

      The share exchange will likely be categorized as an acquisition (to which the purchase method is applied) based on corporate merger accounting standards. At present, the amount of goodwill has not been fixed.

7.    Estimated impact of the share exchange on financial results

      As the share exchange is scheduled to take place on March 12, 2010, the impact of the share exchange on MMC's consolidated and non-consolidated performance for fiscal year 2009 is estimated to be minimal.

      For reference: MMC's forecasted consolidated performance for the current fiscal year (announced on November 5, 2009) and the results of last fiscal year (millions of yen)

----------------------------------------------------------------------------------------------------------
                         Consolidated net      Consolidated          Consolidated         Consolidated net
                         sales                 operating income      ordinary income      income (loss)
                                                                     (loss)
----------------------------------------------------------------------------------------------------------
Forecast for the         1,050,000             4,000                 (27,000)             (60,000)
current fiscal year
(ending March 2010)
----------------------------------------------------------------------------------------------------------
Results of last
fiscal year (ended       1,424,114             35,134                40,046               6,106
March 2009)
----------------------------------------------------------------------------------------------------------


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